UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Investors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 49,305
	9.	Sole dispositive power 0
	10.	Shared dispositive power 49,305
11.	Aggregate amount beneficially owned by each reporting person 49,305
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Equity Partners II Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,500,056
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,500,056
11.	Aggregate amount beneficially owned by each reporting person 3,500,056
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 15.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Affiliate Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 133,345
	9.	Sole dispositive power 0
	10.	Shared dispositive power 133,345
11.	Aggregate amount beneficially owned by each reporting person 133,345
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Partners GP II, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,633,401
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,633,401
11.	Aggregate amount beneficially owned by each reporting person 3,633,401
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 15.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Equity Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,882,294
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,882,294
11.	Aggregate amount beneficially owned by each reporting person 1,882,294
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 8.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Great Hill Partners GP III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,882,294
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,882,294
11.	Aggregate amount beneficially owned by each reporting person 1,882,294
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 8.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. GHP III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,882,294
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,882,294
11.	Aggregate amount beneficially owned by each reporting person 1,882,294
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 8.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Matthew T. Vettel
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,931,599
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,931,599
11.	Aggregate amount beneficially owned by each reporting person 1,931,599
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 8.3%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Stephen F. Gormley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,682,706
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,682,706
11.	Aggregate amount beneficially owned by each reporting person 3,682,706
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 15.9%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Christopher S. Gaffney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,565,000
11.	Aggregate amount beneficially owned by each reporting person 5,565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 24.0%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. John G. Hayes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,565,000
11.	Aggregate amount beneficially owned by each reporting person 5,565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 24.0%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Michael A. Kumin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,882,294
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,882,294
11.	Aggregate amount beneficially owned by each reporting person 1,882,294
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 8.1%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of reporting persons. Mark D. Taber
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,882,294
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,882,294
11.	Aggregate amount beneficially owned by each reporting person 1,882,294
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 8.1%
14.	Type of reporting person (see instructions) IN

Introductory Note

This Amendment No. 9 amends the Schedule 13D filed on December 12, 2005, as amended by Amendment No. 1 filed on June 19, 2006, Amendment No. 2 filed on February 11, 2008, Amendment No. 3 filed on June 12, 2008, Amendment No. 4 filed on August 27, 2008, Amendment No. 5 filed on December 2, 2008, Amendment No. 6 filed on April 7, 2009, Amendment No. 7 filed on March 2, 2010 and Amendment No. 8 filed on March 26, 2013 (as amended, the “Schedule 13D,” and together with this Amendment No. 9, the “Statement”).

This Amendment No. 9 is being filed in order to reflect the offer and sale of 3,570,000 shares of Common Stock by the Reporting Persons in the transaction described below. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

The third, fourth, fifth and sixth paragraphs of Item 4 are hereby deleted, and Item 4 is supplemented as follows:

On May 7, 2013, the Issuer sold 2,140,000 shares of Common Stock and GHI, GHEP II, GHAP II and GHEP III (collectively, the “Selling Stockholders”) sold an aggregate of 3,570,000 shares of Common Stock in an underwritten public offering (the “Offering”), pursuant to the underwriting agreement dated May 1, 2013, among William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several Underwriters named in Schedule I thereto (collectively, the “Underwriters”), the Issuer, and the Selling Stockholders (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Selling Stockholders sold such 3,570,000 shares of Common Stock to the Underwriters at a price of $5.875 per share of Common Stock, net of the 6% underwriting discount. In addition, pursuant to the Underwriting Agreement, the Selling Stockholders have agreed not to sell any shares of Common Stock (subject to certain exceptions) for 90 days from May 1, 2013. In addition, the Underwriting Agreement provides the Underwriters a 30-day option to purchase from the Selling Stockholders an additional 856,500 shares of Common Stock to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts and commissions. This over-allotment option was exercised in full by the Underwriters on May 6, 2013, and the additional 856,500 shares are expected to settle on May 9, 2013. The Underwriting Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

The first and second paragraph of Item 5 are hereby amended and restated in their entirety as follows:

(a) Based upon the number of shares of Common Stock outstanding as of April 30, 2013 (as reported in the Issuer’s Prospectus Supplement filed with the Securities Exchange Commission on May 1, 2013) and giving effect to (a) the assumed exercise of the Option Shares and (b) the issuance and sale of 2,140,000 shares of Common Stock by the Issuer in the Offering: (i) GHI directly beneficially owns an aggregate of 49,305 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock; (ii) GHEP II directly beneficially owns an aggregate of 3,500,056 shares of Common Stock (including options to purchase 31,728 shares of Common Stock), representing approximately 15.1% of the shares of Common Stock; (iii) GHAP II directly beneficially owns an aggregate of 133,345 shares of Common Stock (including options to purchase 1,208 shares of Common Stock), representing approximately 0.6% of the shares of Common Stock; (iv) GHEP III directly beneficially owns an aggregate of 1,882,294 shares of Common Stock (including options to purchase 17,064 shares of Common Stock), representing approximately 8.1% of the shares of Common Stock; (v) GPII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP II and GHAP II, representing approximately 15.7% of the shares of Common Stock; (vi) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 8.1% of the shares of Common Stock; (vii) GPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 8.1% of the shares of Common Stock; (viii) each of Hayes and Gaffney may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GPII and GPIII, representing approximately 24.0% of the Common Stock; (ix) Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPIII, representing approximately 8.3% of the Common Stock; (x) Gormley may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPII, representing approximately 15.9% of the Common Stock; and (xi) each of Kumin and Taber may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GPIII, representing approximately 8.1% of the Common Stock. Except to the extent of their pecuniary interest therein, each Controlling Person, GPII, GPIII, and GHEPIIIGP disclaims beneficial ownership of the Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote: See Line 7 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 8 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 9 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 10 of cover sheets

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Reference is made to the Underwriting Agreement described in Item 4, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Underwriting Agreement, dated as of May 1, 2013, by and among the Company, William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several Underwriters named in Schedule 1 thereto, and the selling stockholders named in Schedule II thereto (filed as Exhibit 1.1 to the Company’s Report on Form 8-K on May 2, 2013).*

Exhibit 2	Joint Filing Agreement, dated as of May 7, 2013, by and among the Reporting Persons.**

*	Incorporated herein by reference.
**	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: May 7, 2013

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By:	GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By:	GREAT HILL PARTNERS GP III, L.P., its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact